Bruce Van Saun Group Finance Director

FOIA Confidential Treatment Request Pursuant to Rule 83 by The Royal Bank of Scotland Group plc	Gogarburn Edinburgh EH12 1HQ Telephone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs.co.uk

Mr Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-1103

12 November 2009

Form 20-F for the fiscal period ended 31 December 2008
Forms 6-K 7 August 2009
File No. 001-10306

Dear Mr Vaughn

Thank you for your letter of 24 September 2009.  Our responses to your comments are set out below.  References to ‘the Company’ are to the Royal Bank of Scotland Group plc and ‘the Group’ means the Company and its subsidiaries.

2008 Form 20-F
Business Review
Impairment loss provision methodology (audited), page 79

1.
Please revise your future filings to provide a more detailed description of how your latent loss provision is determined.  For each of your major loan categories, please specifically disclose the method and assumptions you use to estimate the time that an asset can remain impaired within a performing portfolio before it is identified.

In response to the Staff’s comments, we propose enhancing the discussion in the credit risk section of the Business Review of the Group’s latent loss provision in future filings as follows:

‘Latent loss provisions: provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date.  The Group has developed methodologies to estimate latent loss provisions that reflect:

•	historical loss experience adjusted, where appropriate, in the light of current economic and credit conditions; and
•	the period (‘emergence period’) between an impairment event occurring and a loan being identified and reported as impaired.

Recoverable cash flows are estimated using two parameters: loss given default (LGD) – this is the estimated loss amount, expressed as a percentage, that will be incurred if the borrower defaults; and the probability that that borrower will default (PD).

2009.11.12.1	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square Edinburgh EH2 2YB

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as coupon period and repayment terms, and the duration of the administrative process required to report and identify an impaired loan as such.  Emergence periods vary across different portfolios from 2 to 225 days.  They are based on actual experience within the particular portfolio and are reviewed regularly.

The Group’s retail businesses segment their performing loan books into homogeneous portfolios such as mortgages, credit cards or unsecured loans, to reflect their different credit characteristics.  Latent provisions are computed by applying portfolio-level LGDs, PDs and emergence periods.  The wholesale calculation is based on similar principles but there is no segmentation into portfolios: PDs and LGDs are calculated on an individual basis.’

Credit valuation adjustments, page 114

2.
We note your disclosures on page 114 to 115 regarding your credit derivative exposures to monoline insurers, including your table on page 115 which appears to present a breakdown by the credit rating of the monoline counterparties.  Given the material amount of credit risk transferred to monolines, credit derivative product companies, and other counterparties and the dramatic increase in the related credit valuation adjustment from 2007 to 2008, please provide us with a breakdown of your gross exposure and related credit valuation adjustment by individual counterparty.  For each counterparty, please identify the credit rating, rating outlook, and any changes to that rating experienced during 2007, 2008, and subsequent interim period.  In your future filings, please consider providing similar disclosures for the individual counterparties with whom you have significant concentrations of credit risk.

The gross exposure and related credit valuation adjustment by individual counterparty together with credit rating and credit outlook at 31 December 2007, 31 December 2008 and 30 June 2009 are set out in the annex to this letter.

We do not plan to provide this level of detail in future filings.  Naming individual counterparties (or giving such granular data as to allow them to be identified) is commercially sensitive and could significantly prejudice any current or future negotiations between the Group and these counterparties. We believe our current disclosure by credit rating bands provides investors with an appropriate level of detail.

As the CVA for other derivative counterparties relates to over 25,000 names, it is not practical to provide a breakdown by individual counterparty.

Financial Statements
4.  Pension Costs, page 176

3.
You disclose the weighted average expected return on plan assets as a percentage on page 176.  However, you disclose your actual return on pension scheme assets in Pounds on page 178.  For the purposes of greater comparability and transparency, please revise your disclosure in future filings to also present the actual return on plan

2009.11.12.2

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

assets as a basis point return in a manner similar to your disclosures regarding the assumed rates of return on plan assets.

In future filings, we will present the actual return on pension scheme assets as a percentage.

14.  Debt Securities, page 201

4.
Please tell us revise future filings to clarify how you consider the collectability of amounts that would be recovered from monoline insurers, credit derivative product companies, and other counterparties providing credit protection in your other-than-temporary impairment analysis.  As part of your response, please separately address external credit protection versus protection embedded within the credit enhancements of the underlying security.  Please discuss how deterioration in these counterparties’ credit and your ability to collect on these contracts has impacted and can be expected to impact your financial statements.

In accordance with paragraph 67 of IAS 39, when assessing whether there is objective evidence that an available-for-sale financial asset is impaired and the cumulative loss that has been recognised directly in equity should be removed from equity and recognised in profit or loss, the Group takes no account of any stand-alone protection purchased in respect of the asset.  Such protection is generally in derivative form carried at fair value with changes in fair value reflected in profit or loss.  Hence, any deterioration in the creditworthiness of these derivative counterparties has no effect on whether or not the available-for-sale financial asset is considered impaired.

Where the protection is embedded (wrapped) in the underlying security, the impairment assessment initially examines whether there is evidence that the security is impaired absent the benefit of the wrap. If there is such evidence, the Group assesses the ability of the provider of the embedded protection to meet its obligations.  If this assessment concludes that the creditworthiness of the issuer or guarantor has deteriorated significantly since acquisition, the security would be impaired.

In future filings we will include the following disclosure in note 14:

‘The existence of stand-alone credit protection of an available-for-sale debt security has no effect on the Group’s assessment of whether or not the security is impaired.  If an available-for-sale debt security benefits from credit protection that is integral to the security, the creditworthiness of the provider of that protection is taken into account when determining whether there is objective evidence that the security is impaired.’

The deterioration in the creditworthiness of certain monolines and credit derivative product companies has caused the Group to record significant write downs against stand alone protection purchased from these counterparties. The effect of the deterioration has been less marked in respect of the Group's available-for-sale securities with embedded protection from these counterparties: in 2008, the Group recognised impairments of less than £100m on such securities.

2009.11.12.3

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Form 6-K filed August 7, 2009 (statutory results and appendices 1-3)
Note 3.  Analysis of income, expenses and impairment losses

5.
Please tell us and revise your disclosure in future filings to briefly describe the methodology used to determine the amount to allocate to your shareholder’s equity and amounts to record as a gain in your income statement.  Tell us the specific accounting guidance you relied upon in recording the gain.

In the first half of 2009, the Group redeemed certain of its issued securities.  The securities redeemed comprised instruments classified as liabilities and instruments classified as equity (including minority interests).

Instruments classified as liabilities

24 separate issues of securities classified as liabilities were partially redeemed.  Redemption was by way of tender offers (11 issues) and exchange offers (13 issues).  In the tender offers, securities were repurchased for cash; in the exchange offers, the securities were exchanged for two new issues of floating rate notes classified as liabilities.  The accrued interest on the securities redeemed was settled in cash.

IAS 39 deals with the extinguishment of debt:

‘An entity shall remove a financial liability (or a part of a financial liability) from its balance sheet when, and only when, it is extinguished—ie when the obligation specified in the contract is discharged or cancelled or expires.’ (#39)

‘The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognised in profit or loss.’ (#41)

Where the securities were redeemed for cash, the difference between the cash consideration and the carrying amount of the securities was recognised in profit or loss.

Where the redemption was by way of exchange, we followed the guidance in paragraphs 40 and AG 62 of IAS 39 on the exchange of debt instruments:

‘An exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.  Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.’ (#40)

‘For the purpose of paragraph 40, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

cent different from the discounted present value of the remaining cash flows of the original financial liability.  If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.’ (#AG62)

For each issue of debt securities redeemed in exchange for newly issued debt instruments we applied the test prescribed in AG62.  For every exchange, the discounted value of the remaining cash flows on the redeemed instruments exceeded the present value of the replacement debt at the original effective interest rate by significantly more than ten percent.  In accordance with paragraph 41 of IAS 39, we recorded the difference between the carrying value of the redeemed debt and the consideration (the new notes were issued at par and were priced close to par when trading opened) as a gain in the income statement.

Instruments classified as equity

Five separate issues of securities classified as equity (one being equity; four being minority interest (trust preferred securities)) were partially redeemed.  Redemption was by way of tender offers (four issues) and an exchange offer for new issues of floating rate notes classified as liabilities (one issue).  The equity securities redeemed were cancelled; the trust preferred securities have not been cancelled and are held by the Group.

Under IAS 32 (paragraph 33) ‘no gain or loss shall be recognised in profit or loss on the purchase, sale, issue or cancellation of an entity’s own equity instruments.’  Consideration paid or received shall be recognised directly in equity’.  Accordingly, the Group recorded the difference between the carrying value of the equity securities redeemed and the consideration within equity as disclosed in the condensed consolidated statement of changes in equity.

There is no specific guidance in IFRS on the treatment of the acquisition of a minority interest.  Where such interests represent a share of an operating subsidiary, no gain or loss will be recorded in profit or loss and any difference between the consideration will be reported as goodwill (the parent entity model) or in equity (the economic entity model).  However, in this case the minority interests took the form of preferred securities issued by special purpose entities.  These are in substance equivalent to equity preference shares issued by the parent; they do not represent a non-controlling interest in an operating subsidiary.  In the absence of specific guidance in IFRS that such gains should be reported in the income statement, we considered that reflecting them within equity was the appropriate treatment.  This approach is consistent with the provisions of IFRS 3 revised and amended IAS 27 which have not yet been adopted by the Group.  They are effective for annual reporting periods beginning on or after 1 July 2009.

As disclosed in the Group’s Form 6-K filed 7 August 2009 (Note 2 to the statutory results), the Group will, in future filings, include a published accounting policy on the repurchase of issued debt:

2009.11.12.5

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

‘On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt.  The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.’

We will also include in future filings an extended explanation of the gain recorded in profit or loss:

‘In April 2009, the Group concluded a series of exchange offers and tender offers with the holders of a number of Tier 1 and Upper Tier 2 securities.  The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.  Gains on these exchanges, and on the redemption of securities classified as liabilities for cash, totalling £3,790m were credited to profit or loss.  No amounts have been recognised in profit or loss in relation to the redemption of securities classified as equity or minority interest in the Group financial statements.  The difference between the consideration and the carrying value for these securities amounting to £829m has been recorded in equity.’

6.	Please address the following regarding your disclosures regarding the Asset Protection Scheme:

•	Tell us the status of the scheme, the extent to which the terms have been agreed upon, and your expectation for such completion if it has not occurred.

The principal terms of the scheme have now been agreed but they are subject to the finalisation of documentation, execution of (and conditions set out in) the terms of the accession agreement, shareholder approval and final European Commission and other regulatory approvals.  We currently expect the agreement to come into force before the end of November.

•	Tell us and revise your future filings to more clearly describe how you have accounted for this agreement to date or expect to account for it upon execution.
•	Tell us the accounting guidance on which you relied for your accounting treatment of the Asset Protection Scheme and in accounting for the assets covered by the agreement.
•
Tell us and revise your future filings to describe the extent to which you consider the Asset Protection Scheme in evaluating the covered assets for impairment.  For instance, please clearly identify whether you report your loan impairment provisions and charges on a gross or net basis related to your consideration of the covered assets.

2009.11.12.6

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

The asset protection scheme has not been reflected in the Group’s financial records as it has not yet come into force.  We will analyse the final terms of the agreement to determine the appropriate accounting treatment under IFRS and will provide in future filings a full and comprehensive description of the arrangements and how they have been accounted for.  These details will include how the arrangements affect our accounting for the covered assets.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2007 20-F and Form 6-K filed 4 November 2008; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss our response, please contact Rajan Kapoor, Group Chief Accountant on +44 131 626 3768.

Yours sincerely

/s/ Bruce Van Saun
Bruce Van Saun
Group Finance Director

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Annex
[**Annex redacted**]

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